Neuberger Berman Investment Advisers LLC 605 Third Avenue New York, NY 10158-3698 Tel: (212) 476-9000

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Neuberger Berman
Investor Information
(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES COMMENCEMENT OF TENDER OFFER

NEW YORK, NY, December 9, 2016 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) announced that it commenced a tender offer today.  As previously announced, the Fund will purchase up to 15% of its outstanding shares of common stock for cash at a price equal to 98% of its net asset value per share determined on January 9, 2017, or such later date to which the tender offer is extended.  The tender offer will expire on January 10, 2017, at 12:00 midnight, New York City time (one minute after 11:59 P.M., New York City time, on January 9, 2017), unless the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which are being distributed to stockholders.  If the amount of the Fund’s outstanding common stock that is tendered exceeds the maximum amount of its offer, the Fund will purchase shares from tendering stockholders on a pro rata basis (after taking into account “odd lots” and with appropriate adjustment to avoid purchase of fractional shares of common stock).  Accordingly, there is no assurance that the Fund will purchase all of a stockholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the Fund by calling Okapi Partners LLC, the Fund’s information agent for the tender offer, at 1-877-629-6355 (toll free).  Common stockholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is more than 1,900 professionals and the company was named by Pensions & Investments as a Best Place to Work in Money Management for three consecutive years.  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $255 billion in client assets as of September 30, 2016.  For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.